122 Fifth Avenue, New York, NY 10011

June 4, 2012

Via EDGAR

Jim Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

RE:	Barnes & Noble, Inc.
Form 10-K Filed June 29, 2011 File No. 1-12302

Dear Mr. Allegretto:

On behalf of Barnes & Noble, Inc. (“we”, or the “Company”), this letter responds to the letter dated May 21, 2012 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the Annual Report on Form 10-K for the fiscal year ended April 30, 2011 (the “10-K”), filed by the Company with the Commission on June 29, 2011.

We respectfully submit the following responses to the comments contained in the Comment Letter. For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to each such comment.

RESPONSES

Form 10-K for the Fiscal Year Ended April 30, 2011

Exhibit 13.1

Note 1. Summary of Significant Accounting Policies, page F-41

Goodwill and Unamortizable Intangible Assets, page F-43

1.	We have reviewed your response to comment 6 in our letter dated April 2, 2012 and have the following comments:

We note that the implied control premium as of the October 31, 2011 goodwill impairment testing date was 65.5%. Please explain in greater detail how you determined such a significant control premium was reasonable and clarify how this percentage is supported by historical transactions for similar types of businesses.

We note that you applied the market and transaction approaches in your goodwill impairment test only as reasonableness tests for the income approach since there was a lack of comparable companies and a limited number of market transactions in the public space. We note in your response to comment 15, however, that you weighted the market and transaction approaches by 25% each in reassigning goodwill to your reporting units under ASC 350-20-35-45. Although we realize these valuations were performed as of different dates, please tell us what changed from the time of your goodwill reallocation calculation that resulted in reduced usefulness of the market and transaction approaches as of your most recent goodwill impairment testing date.

As previously requested, please tell us if any of your unamortizable intangible assets were or are at risk of impairment as of your most recent impairment testing date. Tell us the date of your most recent impairment test for such assets and whether or not there were any events or changes in circumstances that caused you to conduct an impairment test between annual testing dates. To the extent that a reasonably likely change in assumptions, judgments, and/or estimates would have resulted in an impairment charge, please revise your critical accounting policies in future filings to include a qualitative and quantitative analysis of the sensitivity of your reported results to such changes.

Response: Over the past several years, the Company’s stock price has fluctuated as it has evolved from a retailer into a content, commerce and technology company. Over the past twenty-four months, the Company’s per share stock price has fluctuated between $8.77 and $24.14. The Company’s stock price as of October 31st, 2011 (the valuation date) was $12.30, and the stock price as of market close on May 31st, 2012 was $16.43. The Company strongly believes the short-term stock performance (and related market capitalization) is not indicative of its long-term value.

As we have transformed the business model, finding comparable historical transactions for similar types of businesses has been a challenge. However, during our valuation we were able to obtain a listing of all acquisitions publically available from December 2009 through October 2011 with control premiums greater than 50%. The list includes companies in various industries, including retailers as well as technology players. Please refer to Appendix 1 for this listing.

We believe a significant control premium to be reasonable given the expected long-term benefits from the digital transformation, additional physical book share gains given the Borders liquidation, comparable market transactions, and an undervalued stock price (and market capitalization) as of the test date.

As further validation of the control premium, on April 30th 2012 the Company announced a strategic partnership with Microsoft, which will make an equity investment in the Company’s NOOK and College businesses based on a $1.7 billion post-money valuation. This valuation exceeded the Company’s equity market capitalization as of October 31st, 2011, even without including a value on the Company’s retail stores.

The following discussion addresses the reduced usefulness of the market and transaction approaches between valuation dates.

As we have continued to build our NOOK business, the accumulation of additional periods of actual historical information has enabled us to gain valuable insight and increased knowledge around our digital metrics. As the business model has become more sophisticated, coupled with the challenge of finding comparable historical transactions for a hybrid retail/technology player, we have placed less emphasis on the market and transaction approaches.

Had we utilized the market and transaction approaches in a similar manner to our previous valuation, the control premium would have been even higher. Also, please note the testing preceded the Microsoft announcement.

As of our most recent impairment testing date, none of our unamortizable intangible assets were impaired. We have tested all of our unamortizable intangible assets during the quarter ended January 28, 2012, and there have been no impairment indicators since that date. Please see our response to Comment 4 below regarding our publishing contracts. We confirm that we will disclose in our critical accounting policies in future filings a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments and/or estimates.

Revenue Recognition, page F-44

2.	We have reviewed your response to comment 9 in our letter dated April 2, 2012. Please tell us how you determine the best estimate of selling price for the undelivered PCS and wireless access related to your NOOK sales. Also tell us, with a view toward disclosing, the average percentage of a NOOK’s sales price that is deferred for the undelivered items and recognized over NOOK’s 2-year estimated life. Also tell us and disclose, to the extent material, the amount of NOOK-related deferred revenue as of each balance sheet date presented in your filing and the balance sheet line items in which you classify this amount.

Response: We determine the best estimate of selling price for the undelivered PCS by performing a detailed review of the payroll by department for software engineers that are associated with PCS. We look at their projected time dedicated to PCS based on forecast and history and apply the percentage of time against the payroll costs associated with those employees. We then divide that by the budgeted estimated sales, net of returns, to determine the cost of PCS. This cost is then marked up based on our average retail markup to arrive at the best estimate of selling price for PCS.

The Company does not currently sell products with free 3G wireless access. This service is only provided in our first generation devices. When those products were sold by the Company, we determined the best estimate of selling price for 3G wireless access by reviewing the off-peak and on-peak network charges per megabit as well as short message service rates per our contract with our 3G service provider to determine the average cost per eBook download. We then multiplied this by our estimated eBook sales per device and added our service provider’s per device registration fee to determine the cost of 3G service. This was then marked up based on our average markup at that time to arrive at the best estimate of selling price for 3G wireless service.

We confirm that we will include similar disclosure within our description of the revenue recognition policy in the footnotes to the financial statements in future Form 10-K filings as follows:

The average percentage of a NOOK’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 2% and 5%, depending on the type of device sold. The amount of NOOK-related deferred revenue as of April 30, 2011 and May 1, 2010 was $18.2 million and $7.4 million, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for one year or more.

Note 10. Other Comprehensive Earnings (Loss), Net of Tax, page F-59

3.	We have reviewed your response to comment 13 in our letter dated April 2, 2012. Although you indicate that the $2.5 million increase to AOCI represents the removal of $2.5 million in other comprehensive losses related to the sale of Calendar Club, we are still unclear why this balance remains in accumulated other comprehensive income at the end of fiscal 2011. Please clarify why this amount was not netted to zero upon the sale of Calendar Club.

Response: The components of the Accumulated Other Comprehensive Loss table disclosed the sale of Calendar Club and the Calendar Club foreign currency translation in separate columns. The amount in the sale of Calendar Club column represented the removal of the foreign currency translation. We confirm the columns will be netted together which will result in the removal of both columns.

Note 11. Changes in Intangible Assets and Goodwill, page F-61

4.	We have reviewed your response to comment 14 in our letter dated April 2, 2012. Although you indicate you believe that your publishing contracts will “continue to produce value indefinitely,” we note that you previously reclassified $8.3 million of indefinite-lived contracts to definite lives in fiscal 2007. We also note your response to comment 6 indicates that you continue to evaluate your publishing contracts for impairment “due to the contraction of the business.” Considering ASC 350-30-35-3 indicates that a useful life determination should consider historical experience in renewing or extending similar arrangements and the effects of obsolescence, demand, competition, and other economic factors, such as the stability of the industry, please tell us in greater detail how you determined there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful lives of your publishing contracts. Also, we note that you discuss in your response “a” contract that grants you exclusive publishing rights that are automatically renewable if royalties exceed a specified amount. If this contract does not make up the majority of your publishing contract intangible asset, please ensure your response discusses the nature and terms of all material contracts.

Response: Sterling Publishing (“Sterling”) primarily publishes illustrated non-fiction books, specializing in a wide-range of how-to, recreational and educational categories. This “core business” includes art, crafts, culinary, do-it-yourself, health & wellness, history, gardening, lifestyle, mind-body-spirit, music, parenting, photography, puzzles & games, reference, sports and travel.

Sterling’s annual title base is relatively predictable. Books are generally developed with a consistent base of authors, agents and publishers with whom the Company has long-standing relationships. The length and depth of these relationships is one of the reasons Barnes & Noble purchased Sterling in 2003. Sterling does not typically compete with major publishing houses for new, emerging or speculative bestselling authors and titles.

The value of the contract cited in our previous response represents $5.4 million of the $21.3 million in publishing contract-related intangibles on the balance sheet. While it is the largest within the portfolio, its terms are not representative of a typical contract. The majority of the contracts are on a book-by-book basis each year. Given Sterling’s strong history of maintaining long-standing relationships, the valuation concluded that new, similar works within this predictable title base would continuously replace previous releases in the same genre, thus the value lies in the relationships, which has continued to produce value on an indefinite basis.

Sterling’s primary customer is the Company, whose sales of Sterling titles have declined over the past several years primarily due to lower store traffic in a declining physical book market. However, the Company has seen trends improve given the consolidation of the physical book market, especially the Borders Group Inc. liquidation. Moreover, Sterling’s sales to non-B&N third parties have remained consistent over the past several years, indicating steady demand for these predictable, non-speculative titles.

These contracts are still an essential part of the core business they are associated with, so the expectation is that the contracts will continue to produce cash flows indefinitely, consistent with the valuation. While the contraction of the business has caused those cash flows to be reduced, our most recent impairment test shows that, though these contracts were at risk of impairment, their fair value continues to exceed their carrying amount. Based on these facts, we believe these contracts should continue to be held as indefinite-lived intangibles and tested appropriately for impairment.

Please note the $8.3 million reclassification to definite lived assets noted above were specifically for a class of what are known as “distribution” contracts, where Sterling distributed other publishers’ books through its network. Sterling had started to strategically scale back on this type of low-margin business. Therefore, these distribution contracts were determined to possess a definite life and amortized as such. These contracts are different than those related to the core business.

We confirm that in future filings, the Company will add the following disclosure to its Critical Accounting Policies as follows:

Publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given recent declines in the physical book business, these contracts were at risk of impairment as of its most recent impairment testing date and may be at risk in the future if declines in sales continue. A 10% decrease in Sterling sales trends would have had an impact of $5.4 million impairment charge on the Company’s results of operations in fiscal 2012.

5.	We have reviewed your response to comment 15 in our letter dated April 2, 2012 noting that you reallocated goodwill between your B&N Retail and B&N.com segments as of October 31, 2010. However, since the disclosures in your Forms 10-Q for the quarterly periods ended October 30, 2010 and January 29, 2011 indicate that you were “currently evaluating the allocation of goodwill between B&N Retail and B&N.com,” it appears that this reallocation of goodwill was not performed until a later date. Considering it appears you first reported three reportable segments in your Form 10-Q for the quarterly period ended July 31, 2010, please tell us why did not perform your goodwill reallocation as of the date of your reporting structure reorganization.

Response: Due to the increased focus and expansion of the digital business, the Company performed an evaluation on the effect of that expansion on the identification of operating segments. The assessment considered the way the business is managed and the manner in which the chief operating decision maker interacted with other members of management. As a result of this assessment, the Company determined that it had three operating segments: B&N Retail, B&N College and B&N.com (where NOOK, its digital business, was recorded along with its eCommerce operations).

In accordance with ASC 350-20-35-45, Reorganization of Reporting Structure, when an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 350-20-35-39 through 35-40 shall be used to reassign assets and liabilities to the reporting units affected. However, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of.

We allocated the appropriate assets and liabilities to each of the reporting units during the quarterly period ended July 31, 2010. We were unable to reassign goodwill to the reporting units at this time as the rapid evolution of our digital business added uncertainty, volatility and additional complexities to our projections. Given the lack of historical experience in this area and its rapid growth, the Company needed additional time to measure digital metrics, size the market opportunity, accumulate historical results, and assess the appropriate level of infrastructure to support the business in order to prepare more comprehensive financial models on which to base the allocation of goodwill upon. There were no triggers or indicators to imply goodwill should be impaired during this time period.

We finalized the long-term projections during the fourth quarter of fiscal 2011 and recorded the reallocation based on those results.

In connection with our above responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (212) 633-3340.

Sincerely,

By:	/s/ Allen W. Lindstrom
Allen W. Lindstrom
Vice President, Corporate Controller
(principal accounting officer)

cc:	Michael Huseby

Gene DeFelice

Appendix 1

SUMMARY OF TRANSACTIONS CONTROL PREMIUMS > 50%

Target	Acquirer	Transaction Date	30 Day Control Premium

interCLICK, Inc.	Yahoo! Inc.	10/31/2011	62.2%
Synovis Life Technologies Inc. (NasdaqGS:SYNO)	Baxter International Inc.	10/27/2011	57.4%
Adolor Corporation	Cubist Pharmaceuticals Inc.	10/24/2011	145.7%
HealthSpring Inc.	CIGNA Corporation (nka:Cigna Corp.)	10/24/2011	57.3%
Anadys Pharmaceuticals Inc.	Hoffmann-La Roche Inc.	10/16/2011	289.5%
BigBand Networks, Inc.	Arris Group Inc.	10/10/2011	68.4%
Craftmade International Inc.	Litex Industries, Limited	10/3/2011	88.9%
American Medical Alert Corp.	Tunstall Group Ltd.	9/22/2011	69.3%
Global Industries Ltd.	Technip	9/11/2011	128.6%
ilinc Communications, Inc.	BroadSoft, Inc.	9/7/2011	1239.6%
Clark Holdings Inc.	The Gores Group LLC; Gores Capital Partners III, L.P.	9/1/2011	84.1%
Access to Money, Inc.	Cardtronics USA, Inc.	8/15/2011	235.3%
Openlane, Inc.	ADESA, Inc.	8/15/2011	137.1%
Allied Healthcare International Inc.	Saga Group Ltd.	7/28/2011	56.0%

Icagen, Inc.	Pfizer Inc.	7/20/2011	145.9%
SFN Group, Inc.	Randstad North America, L.P.	7/20/2011	59.6%
Petrohawk Energy Corporation	BHP Billiton Ltd.	7/14/2011	60.5%
Vaughan Foods Inc.	Reser’s Fine Foods, Inc.	7/6/2011	295.0%
APAC Customer Services, Inc.	NCO Group Inc.	7/6/2011	51.1%
Sterling Chemicals, Inc.	Eastman Chemical Co.	6/22/2011	100.0%
Parkvale Financial Corp.	F.N.B. Corporation	6/15/2011	120.8%
RMG Capital Corporation	Opus Bank	6/6/2011	249.4%
Orthovita Inc.	Stryker Corp.	5/16/2011	80.8%
DEI Holdings, Inc.	Charlesbank Capital Partners, LLC; Charlesbank Equity Partners VII, L.P.	5/12/2011	165.5%
Bank of Granite Corporation	FNB United Corp.	4/26/2011	56.3%
Bancorp Rhode Island, Inc.	Brookline Bancorp, Inc.	4/19/2011	54.9%
Tasty Baking Co.	Flowers Bakeries, LLC	4/10/2011	77.8%
Burst Media Corporation	Blinkx plc	4/7/2011	2817.9%
National Semiconductor Corporation	Texas Instruments Inc.	4/4/2011	61.2%

GS Financial Corp.	Home Bancorp, Inc.	3/30/2011	82.6%
Cardiogenesis Corporation	CryoLife Inc.	3/28/2011	63.2%
drugstore.com, inc.	Walgreen Co.	3/23/2011	92.9%
Century Mining Corp.	White Tiger Gold Ltd.	3/14/2011	180.0%
K-SEA Transportation Partners LP	Kirby Corporation	3/13/2011	52.9%

Orange Community Bancorp	Grandpoint Capital, Inc.	3/10/2011	71.6%
EnergyConnect Group, Inc.	Johnson Controls Inc.	3/2/2011	87.8%
America Service Group Inc.	Corizon, Inc.	3/2/2011	51.0%

Target	Acquirer	Transaction Date	30 Day Control Premium
Clinical Data, Inc.	Forest Laboratories Inc.	2/21/2011	99.6%
Frontier Oil Corp.	Holly Corporation (nka:HollyFrontier Corporation)	2/21/2011	54.3%
Sonomawest Holdings Inc.	Stapleton Acquisition Company	2/18/2011	67.5%
XETA Technologies Inc.	Quagga Corporation	2/8/2011	69.2%
Silverleaf Resorts Inc.	Cerberus Capital Management, L.P.	2/3/2011	110.1%
Sterling Bancshares Inc.	Comerica Incorporated	1/16/2011	52.6%
Microfluidics International Corporation	IDEX Corporation	1/10/2011	68.8%
Sonic Solutions	Rovi Corporation	12/22/2010	52.9%
Whitney Holding Corp.	Hancock Holding Co.	12/21/2010	67.6%
Legacy Bancorp Inc.	Berkshire Hills Bancorp Inc.	12/21/2010	66.5%
NHS Health Solutions, Inc. (OTCPK:NHSH)	—	12/17/2010	1300.2%
Marshall & Ilsley Corporation	Bank of Montreal	12/17/2010	55.3%
MidCarolina Financial Corporation	American National Bankshares Inc.	12/15/2010	149.3%
InfoLogix, Inc.	Stanley Black & Decker, Inc.	12/15/2010	143.6%
North Penn Bancorp Inc.	Norwood Financial Corp.	12/14/2010	68.7%
Matrixx Initiatives, Inc.	H.I.G. Capital, LLC	12/14/2010	64.8%
Technology Research Corp.	Coleman Cable, Inc.	12/2/2010	101.1%
Kurrant Food Enterprises, Inc.	—	11/30/2010	101.0%
Mercer Insurance Group, Inc.	United Fire & Casualty Company (nka:United Fire Group, Inc)	11/30/2010	53.1%
Baldor Electric Company, Inc.	ABB Ltd.	11/29/2010	51.1%
Caprius, Inc.	Vintage Capital Group, LLC	11/10/2010	132.1%
Optelecom-NKF Inc.	TKH Group NV	11/10/2010	71.3%
BakBone Software, Inc.	Quest Software Inc.	11/8/2010	120.0%
Biotel Inc.	CardioNet, Inc.	11/5/2010	221.8%
United Retirement Plan Consultants	Stonehenge Partners, Inc.; Stonehenge Opportunity Fund III, LP	11/4/2010	231.8%
COMFORCE Corporation	ABRY Partners, LLC	11/1/2010	78.6%
First Mercury Financial Corporation	Fairfax Financial Holdings Limited	10/28/2010	67.3%
Wilber Corp.	Community Bank System Inc.	10/22/2010	59.7%
Fort Orange Financial Corp.	Chemung Financial Corp.	10/14/2010	64.2%
First Franklin Corp.	Cheviot Financial Corp.	10/12/2010	141.7%
ActivIdentity Corporation	HID Global Corporation	10/11/2010	51.9%
King Pharmaceuticals Inc.	Pfizer Inc.	10/11/2010	52.1%
Gymboree Corp.	Bain Capital Private Equity	10/11/2010	71.5%
Cadence Financial Corp.	Community Bancorp LLC	10/6/2010	100.2%
Henry Bros. Electronics, Inc.	Kratos Defense & Security Solutions, Inc.	10/5/2010	100.0%
American Community Bancorp Inc.	German American Bancorp	10/4/2010	75.9%

Capital Gold Corp.	Gammon Gold, Inc.	10/1/2010	70.5%

Target	Acquirer	Transaction Date	30 Day Control Premium
ITC^DeltaCom Inc.	EarthLink Inc.	10/1/2010	106.9%
Keithley Instruments Inc.	Danaher Corp.	9/29/2010	136.1%
National Coal Corp.	—	9/27/2010	56.3%
AirTran Holdings Inc.	Southwest Airlines Co.	9/26/2010	69.1%
NightHawk Radiology Holdings, Inc.	Virtual Radiologic Corporation	9/26/2010	138.1%

Hypercom Corp.	VeriFone Systems, Inc	9/24/2010	134.7%
Netezza Corporation	International Business Machines Corp.	9/19/2010	75.4%
Nu Horizons Electronics Corp.	Arrow Electronics, Inc.	9/19/2010	116.7%
ArcSight, Inc.	Hewlett-Packard Company	9/13/2010	70.4%
Synthetech Inc.	W. R. Grace & Co.- Conn	9/13/2010	132.7%
ZymoGenetics, Inc.	Bristol-Myers Squibb Company	9/7/2010	139.0%
A.D.A.M. Inc.	Ebix Inc.	8/29/2010	89.7%
AuEx Ventures, Inc.	Fronteer Gold Inc	8/28/2010	92.8%
California Oaks State Bank (Thousand Oaks, CA)	California United Bank	8/24/2010	100.6%
McAfee, Inc.	Intel Corporation	8/18/2010	56.0%
Osteotech, Inc.	Medtronic Sofamor Danek Inc.	8/16/2010	117.4%
Trubion Pharmaceuticals Inc.	Emergent BioSolutions, Inc.	8/12/2010	67.8%
Allis-Chalmers Energy, Inc.	Seawell Limited	8/12/2010	87.1%
Unica Corporation	International Business Machines Corp.	8/12/2010	111.3%
Penwest Pharmaceuticals Co.	Endo Pharmaceuticals Holdings Inc.	8/9/2010	52.9%
Comm Bancorp Inc.	F.N.B. Corporation	8/9/2010	127.4%
Semco Instruments Inc.	TransDigm Group Incorporated	8/6/2010	138.4%
Connecticut River Community Bank	Liberty Bank	7/23/2010	115.0%

LSB Corporation	People’s United Financial Inc.	7/15/2010	72.8%
First Commerce Bancorp	Grandpoint Capital, Inc.	7/14/2010	63.3%
ADC Telecommunications Inc.	TE Connectivity Ltd.	7/12/2010	64.9%
Playboy Enterprises Inc.	Rizvi Traverse Management LLC	7/8/2010	56.1%
Abraxis BioScience, Inc.	Celgene Corporation	6/30/2010	61.8%
Wainwright Bank & Trust Co.	Eastern Bank Corporation	6/29/2010	106.8%
Talecris Biotherapeutics Holdings Corp.	Grifols USA, LLC	6/6/2010	66.6%
Proginet Corp.	Tibco Software, Inc.	6/3/2010	53.3%
Central Jersey Bancorp	Kearny Financial Corp.	5/25/2010	117.4%
Virtual Radiologic Corporation	Providence Equity Partners LLC	5/16/2010	53.6%
BioSphere Medical, Inc.	Merit Medical Systems, Inc.	5/13/2010	74.5%
Brazauro Resources Corp.	Eldorado Gold Corp.	5/9/2010	121.4%
Rock of Ages Corp.	Swenson Granite Company LLC	5/6/2010	56.7%
Burntsand Inc.	Open Text Corp.	4/26/2010	130.8%
Thomas Weisel Partners Group, Inc.	Stifel Financial Corp.	4/25/2010	95.0%

Mariner Energy, Inc.	Apache Corp.	4/14/2010	68.1%
Dialysis Corporation of America	U.S. Renal Care, Inc.	4/13/2010	66.8%

Target	Acquirer	Transaction Date	30 Day Control Premium
DynCorp International Inc.	Cerberus Capital Management, L.P.	4/11/2010	59.7%
Javelin Pharmaceuticals, Inc.	Hospira Inc.	4/9/2010	54.9%
Gold Summit Corp.	Crown Gold Corporation	4/9/2010	143.6%
National Dentex Corp.	GeoDigm Corporation	4/2/2010	102.4%
Bell Microproducts Inc.	Avnet Inc.	3/28/2010	54.2%
Techwell, Inc.	Intersil Corporation	3/22/2010	50.2%
Sterling Banks, Inc.	Roma Financial Corp.	3/17/2010	104.9%
Facet Biotech Corporation	Abbott Laboratories	3/9/2010	74.9%
Southwest Water Co.	J.P. Morgan Asset Management / Water Asset Management	3/2/2010	81.5%
Millipore Corporation	Merck KGaA	2/28/2010	55.1%
OSI Pharmaceuticals Inc.	Astellas US Holding, Inc.	2/12/2010	68.0%
Nipro Diagnostics, Inc.	Nipro Corporation	2/2/2010	85.5%
COMSYS IT Partners, Inc.	ManpowerGroup	2/1/2010	98.5%
Global Med Technologies, Inc.	Haemonetics Corp.	1/31/2010	56.4%
Lodgian, Inc.	Lone Star Funds	1/22/2010	72.4%
Catalyst Lighting Group Inc.	Woodman Management Corp.	1/15/2010	50.7%
Viskase Companies Inc.	Icahn Enterprises, L.P.	1/12/2010	72.2%
Zareba Systems Inc.	Woodstream Corporation	1/11/2010	101.3%
Bowne & Co. Inc.	R.R. Donnelley & Sons Company	1/8/2010	76.9%
OAK Financial Corp.	Chemical Financial Corp.	1/7/2010	53.1%
Halifax Corporation of Virginia	Global Equity Capital, LLC	1/6/2010	110.5%
Clear Choice Health Plans, Inc.	PacificSource Health Plans	12/29/2009	147.2%
Merrimac Industries, Inc.	Crane Co.	12/23/2009	67.5%
Interstate Hotels & Resorts Inc.	Thayer Lodging Group / Shanghai Jin Jiang International Hotels	12/18/2009	67.9%
International Royalty Corp	Royal Gold, Inc.	12/17/2009	77.2%
California Micro Devices Corporation	ON Semiconductor Corp.	12/14/2009	56.7%
Highbury Financial Inc.	Affiliated Managers Group Inc.	12/12/2009	91.2%
ICO Inc.	A. Schulman, Inc.	12/2/2009	88.2%

Source: CAPITAL IQ